Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

In December 2018, Tata Motors domestic sales recorded 50,440 units,

continued to be impacted by low consumer sentiments

Mumbai, January 1, 2019: The trend of muted consumer sentiments continued in December 2018, impacting the sales performance of Tata Motors Commercial and Passenger Vehicles Business in the domestic market, which dropped by 8% at 50,440 units as against 54,627. In December 2018, liquidity crisis in the industry, higher interest rates and rising fuel costs continued to impact the commercial vehicle sales, with M&HCV and I&LCV segment witnessing a decline while the passenger vehicle business bounced back. The cumulative sales for the domestic market (April-December 2018) was at 497,972 units compared to 398,764 units over last year, a growth of 25%.

Domestic - Commercial Vehicles

Tata Motors’ Commercial Vehicles (CV) domestic sales declined in December 2018 at 36,180 units, by 11%, compared to 40,447 units sold in December 2017, which was an exceptional month last year as demand had spiked due to the change in regulations and the resultant price increase expectations. In December 2018, consumer sentiment remained slightly subdued as customers were waiting to see a sustained level of improvement in the factors like fuel prices and profitability before deciding further investments in new vehicles. Cumulative sales for the fiscal (April-December 2018) at 341,575 units have grown by 27%, compared to 269,535 units sold last year same period.

The M&HCV truck segment declined by 27%, at 11,506 units, compared to 15,828 units over last December. This segment was largely impacted by drop in cargo sales due to low consumer sentiments. The addition of capacity in the parc with existing vehicles being registered for higher payload (increased axle load) also impacted sales. However, the tipper segment continued to grow strongly at 14% over last December and was relatively unaffected on the back of road construction, affordable housing, irrigation projects and government spending on infrastructure projects.

The I&LCV truck segment reported sales of 4,846 units, relatively unaffected with a marginal decline of 5% over last year. The demand in I&LCV sales has been led by the e-commerce sector, increased rural consumption, supported by new products.

The SCV Cargo and Pickup segment continued its growth momentum with sales of 16,367 units, up by 8%, over 15,105 units sold in December 2017. With the hub-spoke model continuously evolving, the small commercial vehicles are in demand for the last mile connectivity needs across the rural and urban markets. The normal monsoon for the past three consecutive years, farm loan waivers, Swachh Bharat initiatives are driving the growth in this segment.

The commercial passenger carrier segment recorded sales of 3,461 units, lower by 22% as compared to 4,411 units sold in December 2017. This segment has been impacted due to the slowdown in the procurement of buses by STUs and the permits for private hiring.

Domestic - Passenger Vehicles

December 2018 was a challenging month for the industry with muted consumer sentiments. Despite these challenges, the Tata Motors Passenger Vehicles (PV) domestic sales recorded a growth of 1%, at 14,260 units as compared to 14,180 units sold in December 2017, due to good demand for new generation passenger vehicles. The company is gearing up for the launch of its much awaited SUV, Tata Harrier, in January 2019. Cumulative sales growth of PV in the domestic market for the fiscal (April-December 2018) were at 156,397 units, a growth of 21%, compared to 129,229 units, in the same period, last fiscal.

Export

The company’s sales from exports (from CV and PV) in December 2018 was at 3,999 units as against 6,293 units in December 2017, lower by 36%, due to sharp TIV contraction in Bangladesh due to elections and political uncertainty in Sri Lanka.

-Ends-

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 109 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Weber Shandwick: Arpit Shah - 97737 00445 / ashah2@webershandwick.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.